October 11, 2012

Via Edgar

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navidea Biopharmaceuticals, Inc.
Registration Statement on Form S-3
Filed September 28, 2012
File No. 333-184173

Dear Mr. Riedler:

We have received your comments to the Registration Statement on Form S-3 (the “Filing”), filed by Navidea Biopharmaceuticals, Inc. (the “Company”), set forth in your letter dated October 10, 2012 (the “Comment Letter”). For your convenience, we have repeated the text of your comment, followed by our response.

We respectfully respond to the comment set out in the Comment Letter as follows:

1.	We note that you incorporate by reference “all other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2011.” Please amend your registration statement to specifically incorporate by reference these required reports by means of a statement to that effect listing all such documents. Please refer to Item 12 of Form S-3.

Response: We have amended the Filing to specifically incorporate by reference all required reports by means of a statement to that effect listing all such documents.

*     *     *

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please contact Jack Gravelle, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2084, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

Navidea Biopharmaceuticals, Inc.

/s/Brent L. Larson

Brent L. Larson

Senior Vice President and Chief Financial Officer

cc:     Johnny Gharib